UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to Form 15 on

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-52027

New Albertson’s, Inc.

(Exact name of registrant as specified in its charter)

250 Parkcenter Boulevard

P.O. Box 20

Boise, Idaho

(208) 395-6200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

Corporate Units, with a stated amount of $25

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One (common stock)

Explanatory note: The purpose of this Amendment No. 1 on Form 15/A is to withdraw the previous filing of this Form 15 filed on June 2, 2006 with respect to the securities listed above.

Pursuant to the requirements of the Securities Exchange Act of 1934, New Albertson’s, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 19, 2007	By:	/s/ John P. Breedlove
			Name:	John P. Breedlove
			Title:	Vice President and Corporate Secretary